EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604 682 3701 F (604) 682 3600 www.avino.com

February 13, 2018

AVINO PROVIDES 2017 YEAR END SUMMARY AND OUTLOOK FOR 2018

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE, “Avino” or “the Company”) is pleased to provide the following 2017 year end summary and outlook for 2018 for the Avino and San Gonzalo Mines and the Bralorne Gold Mine.

AVINO AND SAN GONZALO MINES

2017 Production Highlights

•	Silver equivalent production - 2,700,585 oz*

•	Silver production - 1,394,203 oz

•	Gold production - 7,935 oz

•	Copper production - 4,373,166 lbs

AgEq was calculated using metals prices of $17.05 oz Ag, $1,258 oz Au and $2.80 lb Cu.

*In 2017, we also produced and sold 73,460 silver equivalent ounces from our low grade zinc concentrate.

2017 Operational Highlights

•	Plant and mine expansion to increase throughput capacity at the processing plant with the addition of Mill Circuit 4, which is 90% complete with the expectation of commissioning the mill in March 2018 with stockpile material

•	Updated Positive Preliminary Economic Assessment for the Oxide Tailings

•	Completed a 22-hole drill program, comprising approximately 3,374 metres to fully evaluate the new area of the Avino Vein system between the San Luis workings and the Elena Tolosa (“ET”) production area, where the vein extension could potentially add new resources to the Avino mine

•	Completed 3,800 metres of diamond drilling consisting of 19 holes, at the Chirumbo, Guadelupe and San Juventino areas

•	Optioned the Eagle Property to Alexco Resources on an earn in basis

At the beginning of 2017, the Company announced expansion plans at the Avino mine, which included the addition of Mill Circuit 4, and would allow for an additional 1,000 tonnes per day of material to be processed. Throughout the year we highlighted the progress of the expansion, which is now 90% complete.

In April, the Company announced the completion of an updated Preliminary Economic Assessment for the Oxide Tailings. The Oxide Tailings deposit comprises historic recovered plant residue material deposited during the earlier period of open pit mining of the Avino Vein, when there were poor process plant recoveries for silver and gold. The oxide tailings are partially covered by younger unconsolidated sulphide tailings on the northwest side of the property. As mentioned in the above highlights, the economics for the Preliminary Economic Assessment demonstrated a pre-tax NPV (at an 8% discount rate and a silver price of US$18.50 per ounce) of US$40.5 million, a pre-tax IRR of 48.4%, a 2-year pay-back period, total capital expenditures of US$28.5 million, a 7 year mine life, and total production of 3.12 million tonnes of oxide tailings material. Avino is following the recommendations laid out in the Technical Report which was published on the Company’s profile on the SEDAR system, with the effective date of April 11, 2017.

February 13, 2018 - Avino Silver & Gold Mines Ltd. – News Release

Avino Provides 2017 Year End Summary and Outlook for 2018

In August of 2017, a 22-hole drill program was completed with the objective of fully evaluating the tonnage and the grade of the new area of the Avino Vein System between the San Luis workings and the Elena Tolosa current production area. The results of this drill program support the continuation of the extensive Avino Vein System and increased the confidence in developing this area for mining.

The Company began another drill program in August at the main Avino mine on the Chirumbo, Guadelupe, and San Juventino areas. The objective of the drill program was to explore these three targets, which were outside the active mining area, to assess their potential. The drill results from nineteen holes were published on February 6, 2018, and can be viewed on our website at www.avino.com and on the Company’s profile on the SEDAR system.

AVINO AND SAN GONZALO MINES

2018 Outlook

Users of this forward-looking information are cautioned that actual results may vary materially from the estimates disclosed. Readers are cautioned against placing undue reliance on these estimates.

In 2018, capital expenditures at Avino and San Gonzalo are estimated to total US$14.5 million as a result of the following capital projects: finalising the mill expansion, planned exploration and development, construction of a paste backfill plant, and continued refurbishment and replacement of mobile equipment.

Capital expenditures at the Avino property will include finalizing the construction of Mill Circuit 4 and the subsequent commissioning. Additionally, with the installation of an on stream analyzer, more process control instrumentation and a new onsite metallurgical lab, the plant will be optimized for improved metallurgical results. To enhance the quality of the zinc concentrate, and consequently improve on payable metals, a new cleaning circuit is being considered.

As part of the expansion program, we will be purchasing more underground mining equipment in order to develop the San Luis zone at the Avino Mine in anticipation of feeding Mill Circuit 4 towards the latter part of 2018.

Plans are underway to drill and install piezometers and monitoring wells to monitor the stability of the existing Tailings Storage Facility (“TSF”) and, if recommended, drill dewatering wells to improve the dam’s stability. A decision will then be made regarding the possibility and safety of drilling the outstanding balance of TSF holes to complete the recommendations made by Tetra Tech in their Preliminary Economic Assessment on the Oxide Tailings Resource project.

Laboratory testwork on tailings characterization, thickening, filtration and strength testing for the design of paste backfill plant is underway. Based on the lab results, the design of the plant will be finalized and a timeline for construction will be considered.

We have planned additional exploration of the Avino Vein system between the San Luis and Elena Tolosa (current area of production) workings, where the Avino vein remains open at depth. We will also be focused on the new exploration targets of Guadelupe, located on surface at the west end of the San Gonzalo mine, the San Juventino, located where the Avino-San Juventino and the Footwall Breccia intersect, and El Chirumbo, which is located at the east end of the Avino vein.

February 13, 2018 - Avino Silver & Gold Mines Ltd. – News Release

Avino Provides 2017 Year End Summary and Outlook for 2018

A National Instrument 43-101 Mineral Resource update for the Avino mine is currently underway, and will comprise the property’s San Gonzalo Mine, the Avino Mine system, and the property’s oxide and sulfide tailings.

BRALORNE GOLD MINE

2017 Highlights

•	Completed a review of potential scenarios for developing a long term mine operating plan

•	Since it was determined that the 800 level needed rehabilitative work, consultants were engaged to review and develop a plan for the repairs, and their recommendations included the construction of a new tunnel on the 800 level, which would allow earlier access to the resources below the 800 level. Geotechnical engineering has been completed and approved by the Ministry of Energy, Mines and Petroleum Resources for rehabilitation of the 800 tunnel

•	Received an approved Permit Amendment to the Mines Act Permit M207 from the Ministry of Energy, Mines and Petroleum Resources

•	All equipment for the 100 tpd plant was removed from the mill building, and the building is now being modified and prepared for the next phase of expansion

•	Initial Engineering was completed for the crushing circuit, which includes a larger jaw and secondary cone crusher

•	A Test Passive Water Treatment Plant was designed and constructed, ready for commissioning in the first quarter of 2018

The proposed new long term operating plan also contemplates testing a different mining method, sub level long hole retreat mining on veins where the hanging wall, foot wall, and mineralization are conducive to this method. Combined with the larger new tunnel, the mining operation should be more mechanized and efficient than in the past, and enable operating at a higher mining rate.

In November 2017 the Company received an approved Permit Amendment to the Mines Act Permit M207 from the Ministry of Energy, Mines and Petroleum Resources. The Permit Amendment provides a comprehensive permit, which is updated to modern environmental and permitting standards, and is an important step in the Company’s strategic plan to re-open the Bralorne Gold Mine. With the receipt of this modern permit, the Company anticipates an easier and quicker transition to an amended permit that would allow for future expansion.

During the year, an independent consulting engineering firm reviewed the processing plant and infrastructure to determine which buildings and equipment should be replaced. Most of the processing equipment was configured for a 100 tonnes per day (‘tpd’) operation and will need to be updated for the anticipated higher processing plant operating rate. Accordingly, new and refurbished equipment is being proposed for the processing plant. A separate crushing building is also being considered for the plant, with separate fine ore storage, which will provide more space in the current mill building for the larger equipment being contemplated.

In addition, the upgrading of the existing electrical systems was initiated, geotechnical engineering for the rehabilitation of the 800 tunnel has commenced, and the engineering for a new thickener to handle tailings and water treatment clarification is underway.

2018 Outlook

Management has carefully reviewed alternative mining and processing plans prepared by its independent consultants and engineers. Given Bralorne’s potential, and the cost to increase mining and processing operations, management has concluded that an expanded operation should be supported by an increase in resources. As a result, the Company has commenced a drill program to better define the current resources, expand the resources, and explore for new zones near the proposed new mine development above and below the 800 level. The surface drill program of 8,000 metres (~26,000 feet) commenced the first week of January 2018. The geologists are designing an underground drill program and additional drilling from surface. The Company anticipates that the resources will be updated later in the year. Additional work will be focused on a long term water management plan and strategy.

February 13, 2018 - Avino Silver & Gold Mines Ltd. – News Release

Avino Provides 2017 Year End Summary and Outlook for 2018

Other work expected in 2018

•	Commission the Test Passive Water Treatment Plant and operate it for approximately 6 months to obtain data and information for a larger plant

•	Carry out the engineering and scientific studies to determine a Long Term Water Management Plan and Strategy

•	Continue with the reclamation studies, reclamation work and other work required under our operating permit M207

•	Complete the geotechnical work on 800 level of the mine

•	Continue the work required for permitting for a production level greater than 100 tpd

•	Continue to work with the First Nations with regard to education, training and business opportunities

FIRST NATIONS EDUCATION, TRAINING & ENGAGEMENT, AND COLLABORATION

In 2017, Avino continued with the underground mining training for members of the St’at’imc communities, and the third training program with North Island College began in November in Pemberton, B.C. In addition to the training program through North Island College, Avino has been working with the Center for Training Excellence in Mining, the BC government, Thompson Rivers University, New Gold, Seabridge Gold and Sandvik, amongst others, on the development of the curriculum for a new accredited underground mining training program aligned with the Mining Industry Human Resources Council’s Canadian Mining Certification Program.

During 2017, Avino announced the signing of a non-binding Letter of Intent (“LOI”) to recognize the opportunity for collaboration and the establishment of joint ventures to allow the St’át’imc First Nations (the “St’át’imc”) to economically participate in the development and ongoing operations of the Bralorne Gold Mine project. St’át’imc Eco-Resources Ltd. is owned by 9 of the 11 St’át’imc Communities.

STATEMENT BY DAVID WOLFIN, PRESIDENT AND CEO

“We are pleased with our production and operational achievements at the Avino and San Gonzalo Mines and the Bralorne Gold Mine in 2017. In particular, the progress that has been made on the construction of Mill Circuit 4 has been excellent, and we are happy to report that it is now 90% complete, and are looking forward to increasing throughput capacity within months. At the Bralorne Gold mine, we received an approved Permit Amendment which provides a comprehensive Permit that will provide the Company with the reporting and monitoring required for the next steps in expansion consideration.

Another productive year is expected in 2018, with plans to include the final stages of Mill Circuit 4 construction, the construction of a paste backfill plant which will enable the advancement of the Oxide Tailings Resource project, the drill program at Bralorne which started in early January, and continued exploration at the Avino Mine. The Company anticipates that 2018 silver equivalent production will range between 2.9 million to 3.0 million ounces, in expectation of Mill Circuit 4 processing old stockpiles from March to August followed by material from the San Luis zone.

In addition, I am also very pleased that we have launched our new brand to coincide with the celebration of Avino’s 50 years in the industry. Our transformation includes a renewed look; however, our core values of growth, quality and relationships remain, as well as the same resilience, initiative, and enterprise.”

February 13, 2018 - Avino Silver & Gold Mines Ltd. – News Release

Avino Provides 2017 Year End Summary and Outlook for 2018

A NEW BRAND, BUILT WITH LONGSTANDING VALUES

In January, we launched our new brand and celebrated 50 years of being in business. Any company that is vital and growing reaches a crossroads, and that’s certainly where we are with Avino today. That’s why you see a fresh new presence here. This transformation includes our vision, our key messages, our communications tools and our overall brand right down to our logo.

But some things remain steadfast. Over our 50-year history, this company has inspired resilience, initiative and enterprise across its dedicated team. We have also adhered to our core values of Growth, Quality and Relationships, values that got us to where we are today. These principles were first instilled by my father and company founder, Louis Wolfin, and I promise they will never change.

Fifty years. Not many companies in this industry can claim such a legacy. But we’re just getting started. Our new brand embodies this spirit, this endurance, this pride in a job well done. Going forward, I am confident these principles will energize and guide us through the next 50 years.

ADDITIONAL INFORMATION

Avino expects to release the 2017 year-end financial results in late February 2018, and will hold a conference call to discuss the results. Details of the call, including times and contact numbers, will be announced closer to the date.

Qualified Person(s)

Avino’s Mexican projects are under the supervision of Jasman Yee, P.Eng, Avino Director, and the Bralorne project is under the supervision of Fred Sveinson, B.A., B.Sc., P. Eng., both of whom are qualified persons within the context of National Instrument 43-101, and have reviewed and approved the technical data in this news release.

About Avino

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing approximately 500 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently ramping up in anticipation of future production at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”

________________________________

David Wolfin

President & CEO

February 13, 2018 - Avino Silver & Gold Mines Ltd. – News Release

Avino Provides 2017 Year End Summary and Outlook for 2018

Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resource estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by SEC standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX accepts responsibility for the adequacy or accuracy of this release.